

EVII Mission Hills Inc. (the "Company") a California Corporation

Financial Statements (Audited) and
Independent Auditor's Report

Year ending December 31st, 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

Independent Auditor's Report

To Management
EVII Mission Hills Inc.

We have audited the accompanying balance sheets of EVII Mission Hills Inc. as of December 31, 2024 and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of EVII Mission Hills Inc. as of December 31, 2024 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 12, 2025
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2024
ASSETS	
Current Assets	
Cash and Cash Equivalents	280,246
Total Current Assets	280,246
TOTAL ASSETS	280,246
LIABILITIES AND EQUITY	
Liabilities	-
TOTAL LIABILITIES	-
EQUITY	
Class B non-voting Common Stock, net of offering costs	630,089
Additional Paid in Capital	100
Accumulated Deficit	(349,943)
Total Equity	280,246
TOTAL LIABILITIES AND EQUITY	280,246

Statement of Operations

	Year Ended December 31, 2024
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing – Related Party	332,000
General and Administrative	1,519
Research and Development	16,424
Total Operating Expenses	349,943
Operating Income (loss)	(349,943)
Earnings Before Income Taxes	(349,943)
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	(349,943)

Statement of Cash Flows

	Year Ended December 31, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(349,943)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	(349,943)
FINANCING ACTIVITIES	
Proceeds from Class B non-voting Common Stock, net of offering costs	630,089
Proceeds from Capital Contributions	100
Net Cash provided by (used in) Financing Activities	630,189
Cash at the beginning of period	-
Net Cash increase (decrease) for period	280,246
Cash at end of period	280,246

Statement of Changes in Shareholder Equity

	Class A Common Stock		Class B non-voting Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount			
Ending Balance 3/14/2024 (Inception)	-	-	-	-	-	-	-
Issuance of Common Stock	3,000,000	-	888,836	630,089	-	-	630,089
Capital Contributions	-	-	-	-	100	-	100
Net Income (Loss)	-	-	-	-	-	(349,943)	(349,943)
Ending Balance 12/31/2024	3,000,000	-	888,836	630,089	100	(349,943)	280,246

EVII Mission Hills Inc.
Notes to the Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

EVII Mission Hills Inc. ("the Company") was formed in California on March 14, 2024. The Company has not commenced planned principal operations and is currently conducting research and development. The Company is located at 15555 San Fernando Mission Blvd., Mission Hills, California and plans to earn revenue by refueling electric vehicles for a fee in the San Fernando Valley of Los Angeles County, offering a concentration of high-power DC Fast Chargers to the public 24 hours a day, seven days a week.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company did not have any equity-based compensation as of December 31st, 2024.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The Company has not filed its tax returns as of the date of these financials and is in the process of doing so.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company incurred and paid all $332,000 in advertising and marketing expenses to a related party.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

An April 11, 2024, the Company entered into a memorandum of understanding with one of the founders to set forth the intentions of both parties to complete the sale of property owned by the founder to the Company for a total amount of $1,150,000. The sale will be subject to the terms and conditions set forth in a definitive purchase and sale agreement to be consummated by December 31, 2025.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of common stock with no par value per share, consisting of 3,000,000 shares of Class A Voting Common Stock and 7,000,000 shares of Class B Non-Voting Common Stock. As of December 31, 2024, 3,000,000 shares of Class A Voting Common Stock and 888,836 shares of class B Non-Voting Common Stock were issued and outstanding.

Voting: Holders of Class A Voting Common Stock are entitled to one vote per share and to receive notice of shareholder meetings. Holders of Class B Non-Voting Common Stock have no voting rights and are not entitled to notice of shareholder meetings, except as required by law.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 12, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.